UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

April 21, 2020

(Date of Report (Date of earliest event reported))

Money With Meaning Fund, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-1462270
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

300 S Orange Avenue Suite 1000 Orlando, Florida	32801
(Address of principal executive offices)	(Zip Code)

(800) 373-4132
Registrant’s telephone number, including area code

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Risks and Opportunities Associated with COVID-19

The COVID-19 pandemic is affecting our business dramatically today. Although we are working from incomplete information, like everyone else, we believe the pandemic will continue to affect our business for the foreseeable future.

In the long term we believe the pandemic could have a net positive impact on our business. We are in the business of buying distressed residential mortgages and working out mutually beneficial arrangements with homeowners. In recent years, the pool of distressed mortgages, which was flooded during the recession of 2008-9, has become shallower. We expect the level to rise again substantially because of the pandemic, as the massive job losses we are witnessing today force homeowners to default on their mortgages. Some of these defaults will be worked out, but institutions holding large volumes of non-performing loans will likely want to sell them, creating more opportunities for us.

In the short term, however, the effects of the pandemic are highly negative, for several reasons:

•         Our business depends on buying mortgages. Today, with the world holding its collective breath, buyers and sellers are finding it much harder to agree on prices. The market is not frozen but is certainly less liquid.

•         Our business also depends on working out mutually beneficial arrangements with homeowners. With unemployment at Great Depression levels, it has become harder to work out those arrangements.

•         Our business depends on selling performing mortgages. Although numbers change daily, we are currently forecasting defaults rates of 20% to 30%, making it much harder to sell.

•         We believe the value of our existing portfolio of loans has fallen sharply.

•         Our ability to borrow money has been curtailed sharply.

•         Because government loans have been based on payroll and rent, and we have very little payroll or rent, we are not eligible for assistance.

•         The sale of shares in our current Regulation A offering has slowed, as investors wonder what will happen next.

In summary, we believe that if we can continue to raise capital we will be well-positioned to prosper—making money for ourselves and our investors while helping homeowners who will need more help than ever. On the other hand, if the markets remain uncertain and we are unable to raise more capital, our business could be jeopardized.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 21, 2020.

MONEY WITH MEANING FUND, LLC

By:	Cloud Capital Management, LLC
As Manager

By:	/s/ Terrence Ostermman
Terrence Osterman, Managing Member

DATED: April 21, 2020

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